Shanda Interactive Entertainment Limited Increases
Share Repurchase Plan by US$100 Million

Shanghai, China – December 30, 2008 – Shanda Interactive Entertainment Limited (NasdaqGS: SNDA, “Shanda” or the “Company”), a leading interactive entertainment media company in China, today announced that its Board of Directors has expanded the aggregate dollar value of outstanding American Depositary Shares (“ADSs”) that the Company may repurchase under its current share repurchase program from $200 million to $300 million, including $175 million worth of its outstanding ADSs the Company has agreed to repurchase pursuant to an accelerated share purchase program. The share repurchases may be made on the open market, in block trades or pursuant to a 10b5-1 plan and will be made subject to restrictions relating to volume, price and timing. The share repurchase plan does not obligate the Company to repurchase a minimum number of ADSs, and the share repurchase plan may be suspended or discontinued at any time.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Statements in this announcement that are not historical facts, including but not limited to statements regarding the establishment of the share repurchase program, the Company’s anticipated repurchase of ADSs, and the amount of ADSs authorized to be repurchased represent only the Company’s current expectations, assumptions, estimates and projections and are forward-looking statements. These forward-looking statements involve various risks and uncertainties that could cause actual results to be materially different from expectations, including but are not limited to whether the Company is able to enter into agreements relating to the share repurchase program, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission, including the Company’s annual report on Form 20-F. The Company is providing this information as of the date of this news release and does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Shanda Interactive Entertainment Limited

Shanda Interactive Entertainment Limited (Nasdaq:SNDA) is a leading interactive entertainment media company in China. Shanda offers a portfolio of diversified entertainment content including some of the most popular massively multi-player online role-playing games (MMORPGs) and casual online games in China, as well as online chess and board games, network PC games and a variety of cartoons, literature works and music. Shanda’s interactive entertainment platform attracts a large and loyal user base. Each user can interact with thousands of other users and enjoy the interactive entertainment content that Shanda provides. Interaction enriches your life. For more information about Shanda, please visit http://www.snda.com/.

Contact

Maggie Yun Zhou
Investor Relations Manager
Shanda Interactive Entertainment Limited
Phone: +86-21-5050-4740 (Shanghai)
E-mail: IR@shanda.com.cn

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